Exhibit 99.1

Quebecor World Inc. TSX: IQW

Aug 12, 2008 18:35 ET

CORRECTION FROM SOURCE: Quebecor World Releases Second Quarter Results

Correction to the release sent out at 3:15 PM. The correction applies to the second quarter historical share information.

HIGHLIGHTS

•     Quebecor World makes steady progress to exit from creditor protection under CCAA in Canada and Chapter 11 in the United States

•      Quebecor World completes sale of European operations

•      Company streamlines North American operating structure with an enhanced customer-focused approach

•      Second quarter 2008 revenues of $976 million compared to $1.1 billion in second quarter last year.

MONTREAL, CANADA—(Marketwire - Aug. 12, 2008) - In the second quarter, Quebecor World Inc. (TSX:IQW) made steady progress in its efforts to exit creditor protection in the United States and Canada as a strong player in its industry. The Company continued to renew existing customer contracts and secure new business across all its business groups. In the quarter, Quebecor World completed the sale of its European operations to a Netherlands based investment group. The net cash proceeds were used by the Company to repay a portion of the Debtor-In-Possession (DIP) financing. In the second quarter, Quebecor World announced a customer-focused streamlining of its U.S. operations to better serve its customer base, improve efficiency and reduce costs. Also in the quarter, the Company presented its business plan to the creditors’ committees. The plan reflects the Company’s expectation of future operating performance both during and after the CCAA and Chapter 11 processes and is an important part of developing an eventual plan of arrangement to exit creditor protection.

Since the initial filing on January 21, 2008, the Company received the final order for its $1 billion DIP financing from the U.S. and Canadian courts. The Company has received several extensions to the stay of proceedings, the most recent of which is to September 30, 2008 under CCAA in Canada and through to July of 2009 under Chapter 11 in the U.S. As stated in the Monitor’s report of July 14, 2008, the Company had an unrestricted cash balance of $140 million at July 6, 2008 and continues to have access to the Revolving Loan Facility of up to $400M.

Quebecor World’s results in the second quarter 2008 are based on continuing operations. In the second quarter, the Company generated consolidated revenues from continuing operations of $976 million compared to $1.1 billion in 2007. Operating income before impairment of assets, restructuring, and other charges (IAROC) in the second quarter was $27.8 million compared to operating income of $48.0 million in the second quarter of 2007. Adjusted EBITDA was $92.7 million in the second quarter of 2008 compared to $113.2 million in the second quarter of 2007. The lower adjusted EBITDA in 2008 is due to decreased volumes and continued price pressures as well as significant costs associated with the reorganization and restructuring. The sale of the European operations generated cash proceeds of $82 million of which $75 million was applied to partial repayment of the DIP loan and a loss on disposal of $653 million.

The Company’s adjusted EBITDA results in the second quarter and year-to-date continue to be in line with management’s expectations and slightly ahead of projections for the DIP financing.

“We have made important progress in the last six months to preserve the long-term sustainable profitability of our Company while working through a process to ensure fair and equitable consideration for all stakeholders. The sale of our European operations was one such step which will allow us to focus on our core business in the Americas,” said Jacques Mallette President and CEO Quebecor World Inc. “Since January we successfully signed new agreements with many of our customers whose work was due to be renewed despite a challenging economic environment and the unfavourable perception created by our filing. We have restructured our U.S. operations towards a more customer-focused approach and we continue to introduce new products to enhance our full-service offerings to help our customers better reach or serve their customers”.

Since its filing for creditor protection Quebecor World has renewed business with major publishers and retailers. This includes recently announced long-term agreements with Reader’s Digest, Local Insight Media, Dex Media and Canada Wide Publishing. These and other agreements benefit from the Company’s customer-focused U.S. reorganization which now comprises three divisions instead of six, resulting in greater synergies, shared resources and faster decision making with a focus on delivering complete value-added solutions to two principle customer bases, multi-channel marketers and publishers. This is supported by the previously announced integration of the Logistics and Premedia divisions under one operating structure providing enhanced before and after print value-added services. Quebecor World continues to introduce new products and build new alliances through its Integrated Multi-Channel Solutions (IMCS) offering. One example of this in the second quarter was the successful launch of the net.driverTM product. This product allows the use of personalized messaging, personal online discounts, and highly targeted promotions to narrowly defined customer segments driving improved response rates, increased website traffic and greater returns on advertising spending. Another example is Quebecor World’s proprietary CoFicio software that is being marketed by the IMCS team. CoFicio is being embraced by important Quebecor World customers allowing them to manage and publish content across multiple media channels to optimize their marketing campaigns.

Second quarter per share information and restructuring charges

In the second quarter, Quebecor World reported a net loss of $77.7 million or ($0.44) per share compared to a net income of $10.8 million or $0.05 per share in the second quarter of last year. Second quarter results included IAROC net of income taxes of $7.5 million or $0.04 per share, compared to $19.1 million or $0.14 per share in the same period in 2007. Excluding IAROC, the adjusted operating income was $27.8 million in the second quarter of 2008 compared to adjusted operating income of $48.0 million for the second quarter of last year.

For the first six months of 2008, Quebecor World reported a net loss from continuing operations of $226.3 million or ($1.41) per share, compared to a net income from continuing operations of $20.5 million or $0.06 per share for the same period in 2007. The results for the first six months of 2008 incorporate IAROC net of taxes of $42.7 million or $0.26 per share compared to $30.5 million or $0.24 per share in 2007. Excluding IAROC, adjusted diluted loss per share from continuing operations was $1.15 for the first six months of 2008 compared to adjusted diluted earnings per share of $0.30 in the same period of 2007. On the same basis, adjusted operating income in the first six months of 2008 was $37.0 million compared to $86.5 million in 2007. Consolidated revenues for the first half of 2008 were $2.0 billion compared to $2.3 billion in the same period of 2007. The lower revenue is due to the lower paper sales, decreased volume and continued price pressures. In addition, the Company’s quarterly and year-to-date financial results have been impacted by significantly higher professional fees and higher financial expenses related to the DIP financing and the creditor protection process.

Use of Non-GAAP Measures

In the discussion of our 2008 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 5, “Reconciliation of non-GAAP Measures” of our second quarter 2008 management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our second quarter 2008 management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risk Factors” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

The forward-looking statements in this press release reflect the Company’s expectations as of August 12, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

The Company is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada) (CCAA), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

In light of the CCAA and Chapter 11 Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a final plan of arrangement.

About Quebecor World

Quebecor World Inc. (TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 24,000 employees working in more than 100 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, India, Mexico, and Peru.

Web address: www.quebecorworld.com

For more information, please contact

Quebecor World Inc.
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070

or

Quebecor World Inc.
Roland Ribotti
Vice President, Corporate Finance and Treasurer
514-877-5143
800-567-7070

Quebecor World Inc.
Financial Highlights

(In millions of US dollars, except per share data)
(Unaudited)

	Three-month		Six-month
	periods ended		periods ended
	June 30		June 30
	2008	2007	2008	2007

Consolidated Results from Continuing Operations
Revenues	$975.5	$1,111.3	$1,990.0	$2,251.4
Adjusted EBITDA	92.7	113.2	166.9	218.1
Adjusted EBIT	27.8	48.0	37.0	86.5
IAROC	11.0	28.8	47.6	46.6
Operating income (loss)	16.8	19.2	(10.6)	39.9
Net income (loss) from continuing operations	(77.7)	10.8	(226.3)	20.5
Net loss	(751.1)	(21.1)	(941.1)	(59.2)
Adjusted EBITDA margin (i)	9.5%	10.2%	8.4%	9.7%
Adjusted EBIT margin (i)	2.8%	4.3%	1.9%	3.8%
Operating margin (i)	1.7%	1.7%	(0.5)%	1.8%

Segmented Information from Continuing Operations
Revenues
North America	$898.7	$1,049.3	$1,844.7	$2,126.5
Latin America	76.8	63.4	145.3	127.3

Adjusted EBIT
North America	$22.9	$55.1	$37.7	$92.4
Latin America	3.0	1.8	4.7	4.3

Adjusted EBIT margin (i)
North America	2.6%	5.3%	2.0%	4.3%
Latin America	3.9%	2.8%	3.2%	3.4%

Selected Cash Flow Information
Cash provided by (used in) operating activities	$(5.9)	$101.9	$79.7	$175.3
Free cash flow (ii)	20.7	43.6	84.6	69.4

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(0.44)	$0.05	$(1.41)	$0.06
Adjusted diluted	$(0.40)	$0.19	$(1.15)	$0.30

	Six-month	Twelve-month
	period ended	period ended
	June 30	December 31
	2008	2007

Financial Position
Working capital	$(2,695.9)	$(1,069.4)
Total assets	3,412.1	4,163.0
Shareholders’ equity	(976.4)	(433.0)

EBITDA:	Operating income before depreciation and amortization.
IAROC:	Impairment of assets, restructuring and other charges.
Adjusted:	Defined as before IAROC and before goodwill impairment charge.

(i)    Margins calculated on revenues.

(ii)   Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.